EXHIBIT 99.1

[THE FIRST OF LONG ISLAND CORPORATION LETTERHEAD]

May 5, 2009	For More Information Contact: Mark D. Curtis, Senior Vice President and Treasurer (516) 671-4900, Ext. 556

PRESS RELEASE IMMEDIATE
THE FIRST OF LONG ISLAND CORPORATION ANNOUNCES INCREASE IN
EARNINGS FOR THE FIRST QUARTER OF 2009

          Glen Head, New York, May 5, 2009 (GLOBE NEWSWIRE) – In the first quarter of 2009, The First of Long Island Corporation (Nasdaq: FLIC) earned $.54 per share, an increase of 15 cents, or 38%, over the same quarter last year. Net income increased by $1,071,000, or 37%, from $2,857,000 for the first quarter of 2008 to $3,928,000 for the current quarter.

          Returns on average assets (“ROA”) and equity (“ROE”) were 1.27% and 15.16%, respectively, for the current quarter as compared to 1.05% and 11.42% for the same quarter last year.

          The increase in earnings thus far in 2009 is largely attributable to loan growth. On an average balance basis, total loans grew by $127.7 million, or 23.9%, when comparing the first quarter of 2009 to the same period last year. The growth, which occurred in commercial mortgages, residential mortgages and home equity loans, resulted from management’s continued efforts to improve the Bank’s current and future earnings prospects by making loans a larger portion of the overall balance sheet. The loan growth was primarily funded with low cost overnight borrowings and, to a lesser extent, deposit growth.

          A decline in interest rates in 2008 is another important factor that contributed to the increase in earnings. Earnings increased because the Bank’s interest-bearing deposits and borrowings are shorter in duration than its interest-earning assets and therefore repriced faster in a changing rate environment.

          Also contributing to the increase in earnings was a borrowing and investing strategy undertaken in the latter part of 2007 and continued in 2008. This strategy, which accounts for $127 million of the Bank’s long-term debt at March 31, 2009, is largely responsible for an increase in average taxable investment securities of $67.2 million when comparing the first quarter of 2009 to the same period last year. The borrowings were undertaken to increase current earnings and, for those borrowings with embedded interest rate caps, protect the Bank’s future earnings in the event of an increase in interest rates.

          The positive factors described above were partially offset by a $923,000 increase in noninterest expense. More than half of the increase results from a $255,000 increase in retirement plan expense and a $252,000 increase in FDIC insurance expense. Retirement plan expense increased primarily because of a significant decline during 2008 in the value of pension plan assets. FDIC insurance expense increased as a result of recent bank failures.

          Total deposits increased by $71.1 million in the first quarter. The increase is attributable to the promotion of several deposit products coupled with the increased desirability of such products due to the volatility and poor performance of the equity markets. In addition, management believes that the Bank’s financial strength relative to other financial institutions in its market area also played a role.

          The credit quality of the Bank’s loan portfolio continues to be excellent as evidenced by the low level of nonperforming loans. The Bank has not originated nor does it hold any subprime mortgages in its loan portfolio. In addition, all of the Bank’s mortgage securities are backed by mortgages underwritten on conventional terms. The U.S. government guarantees the timely payment of principal and interest on most of the securities and underlying mortgages.

          In early 2009, the Bank opened a commercial banking office in Port Jefferson Station, Long Island. During the remainder of 2009, the Bank expects to open a branch in Bayville, Long Island and convert its Valley Stream commercial banking office to a full service branch. Continued branch expansion in key markets on Long Island and in Manhattan remains a key strategic initiative.

BALANCE SHEET INFORMATION

	3/31/09	12/31/08

	(dollars in thousands)

Assets	$1,259,830	$1,261,609
Net Loans	660,342	652,058
Nonperforming Loans	112	154
Investment Securities	508,599	548,253
Checking Deposits	306,450	324,138
Savings and Money Market Deposits	444,726	384,047
Time Deposits	220,262	192,152
Borrowed Funds	173,194	251,122
Stockholders’ Equity	107,652	102,532
Bank’s Total Risk-based Capital Ratio	17.33%	17.27%

INCOME STATEMENT INFORMATION

	Three Months Ended

	3/31/09	3/31/08

	(in thousands, except per share data)

Net Interest Income	$11,591	$9,577
Provision For Loan Losses (Credit)	(168)	164

Net Interest Income After Loan Loss Provision (Credit)	11,759	9,413

Noninterest Income	1,576	1,528
Noninterest Expense	8,259	7,336

Income Before Income Taxes	5,076	3,605
Income Tax Expense	1,148	748

Net Income	$3,928	$2,857

Earnings Per Share:
Basic	$.55	$.39
Diluted	$.54	$.39

Cash Dividends Declared Per Share	$.18	$.15

          This earnings release contains various “forward-looking statements” within the meaning of that term as set forth in Rule 175 of the Securities Act of 1933 and Rule 3b-6 of the Securities Exchange Act of 1934. Such statements are generally contained in sentences including the words “may” or “expect” or “could” or “should” or “would” or “believe”. The Corporation cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and therefore actual results could differ materially from those contemplated by the forward-looking statements. In addition, the Corporation assumes no duty to update forward-looking statements.

          For more detailed financial information please see the Corporation’s Form 10-Q for the quarterly period ended March 31, 2009. The Form 10-Q will be available on or before May 11, 2009 and can be obtained from our Finance Department located at 10 Glen Head Road, Glen Head, New York 11545, or you can access Form 10-Q by going to our website at www.fnbli.com.